SEC File No. _____________

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT

In the Matter of

VALMARK ADVISERS, INC.

and

NORTHERN LIGHTS VARIABLE TRUST

Please direct all written or oral communications concerning this Application to:

JoAnn Strasser, Esq.

Thompson Hine LLP

312 Walnut Street, 14th Floor

Cincinnati, Ohio  45202

(513) 352-6725

with copies to:

James Ash, Esq.

Gemini Fund Services, LLC

450 Wireless Boulevard

Hauppauge, New York  11788-0132

August 16, 2011

This Application (including exhibits) consists of 32 pages.
The exhibit index appears on page 28.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

VALMARK ADVISERS, INC.

130 Springside Drive
Akron, OH  44333

and

NORTHERN LIGHTS VARIABLE TRUST

4020 South 147th Street

Omaha, NE 68137

Investment Company Act of 1940 File No. 812-________

: : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT

I.

INTRODUCTION

Northern Lights Variable Trust (the "Trust"), on behalf of the TOPSTM Protected Balanced ETF Portfolio, TOPSTM Protected Moderate Growth ETF Portfolio and TOPSTM Protected Growth ETF Portfolio (“TOPSTM Protected Balanced”, “TOPSTM Protected Growth” and “TOPSTM Protected Moderate Growth”, respectively, and together, the "Protected Portfolios"), and ValMark Advisers, Inc. (the "Adviser") (together with the Protected Portfolios, the "Applicants") hereby submit this application (the "Application") to the Securities and Exchange Commission (the "Commission") for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act").  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to permit the Adviser, subject to the approval of the board of trustees of the Trust (the "Board"), to do the following without obtaining shareholder approval: (a) select an unaffiliated investment subadviser or subadvisers (each a "Subadviser" or collectively "Subadvisers") to manage all or a portion of the assets of the Protected Portfolios or future Portfolios1 pursuant to an investment subadvisory agreement with a Subadviser (each a "Subadvisory Agreement" and together the "Subadvisory Agreements"), and (b) materially amend Subadvisory Agreements with the Subadviser. 2

Applicants are seeking these exemptions to enable the Adviser and the Board to obtain for the Portfolios the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the assets of the Portfolios pursuant to each Subadviser's proprietary investment style without the delay and expense of convening a special meeting of shareholders.  Under a multi-manager investment management approach, the Manager of Managers Structure, the Adviser will evaluate, allocate assets to, and oversee the Subadviser or Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose.  Applicants believe that without this relief, the Portfolios may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.

II.

BACKGROUND

A.

The Trust

The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company.  Currently, the Trust is comprised of approximately 13 individual registered series, and several additional series that are in registration.  Each of the Trust's series has its own investment objective, policies and restrictions and is managed by various advisers and sub-advisers.

B.

The Adviser

The Adviser is a corporation organized under the laws of the State of Ohio.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").  The Adviser serves as the investment adviser of the Protected Portfolios, several other series of the Trust, and will serve as investment adviser to the future Portfolios.  The Adviser's primary business activity is providing investment management services to individuals, corporations, charitable organizations and pension plans and providing investment management services to the Protected Portfolios pursuant to an investment advisory agreement with the Trust (the "Advisory Agreement").

Under the terms of the Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Protected Portfolios’ business affairs and selecting investments according to each Protected Portfolio’s respective investment objective, policies, and restrictions.  In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more subadvisers, at the Adviser's own cost and expense, for the purpose of managing the investment of all or a portion of the assets of each Protected Portfolio, respectively.

For the investment management services that it provides to the Protected Portfolios, the Adviser receives the fee specified in the Advisory Agreement from the Protected Portfolios, respectively, based on average daily net assets.  In the interest of limiting the expenses of the Protected Portfolios, the Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for the Protected Portfolios.

The terms of the Advisory Agreement comply with Section 15(a) of the 1940 Act.  The Advisory Agreement was approved by the Board, including a majority of the trustees who are not "interested persons," (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or the Adviser (the "Independent Trustees") and was approved by the initial shareholder of the Protected Portfolios in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.3

C.

The Subadvisers and the Manager of Managers Structure

Pursuant to its authority under the Advisory Agreement, the Adviser has entered into a Subadvisory Agreement with Milliman, Inc. to provide investment advisory services to the Protected Portfolios (the "Initial Subadvisory Agreement").4

This Initial Subadvisory Agreement has been with respect to each Protected Portfolio that has commenced public offering, and the Initial Subadvisory Agreement with respect to each Protected Portfolio that has not yet commenced public offering and each other Subadvisory Agreement will be approved by the Board, including by a majority of the Independent Trustees, and the initial shareholder of the Protected Portfolios in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act. In addition, the terms of the Initial Subadvisory Agreement comply fully, and the terms of each other Subadvisory Agreement will comply, with the requirements of Section 15(a) of the 1940 Act.  Milliman, Inc. and any other Subadviser, when and if hired, to a Portfolio will be an "investment adviser" as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act.

The Adviser will select Subadvisers based on the Adviser's evaluation of the Subadvisers' skills in managing assets pursuant to particular investment styles that are consistent with the investment objective of each applicable Fund, and recommend their hiring to the Board.  The Adviser will engage in an on-going analysis of the continued advisability of retaining each Subadviser and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with each Subadviser, and will make recommendations to the Board as needed.

Subject to approval by the Board and a majority of each Portfolios’ outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of that Portfolio—including, in particular the selection and supervision of the Subadviser(s)—will be vested in the Adviser, subject to general oversight and approval by the Board.  Thus, the Adviser will supervise the management and investment programs and operations of the Portfolios and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for the Portfolios' respective assets. After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser's performance and periodically recommend to the Board which Subadvisers should be retained or released.

The Adviser, under the Advisory Agreement and Subadvisory Agreements, may employ multiple Subadvisers for the Portfolios.  The Adviser will allocate and, when appropriate, reallocate each Portfolio’s assets among Subadvisers.  Each Subadviser will have discretionary authority to invest that portion of a Portfolio's assets assigned to it.

Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding the Portfolios.  If a Portfolio under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Portfolio or its Subadviser (such as a departure from the Portfolio's disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Portfolio's investment objective.  The Adviser will monitor possible replacement Subadvisers for a Portfolio so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted.  Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

A Portfolio will not rely on the requested order if the operation of the Portfolio in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.5  The Protected Portfolios have obtained that approval and the prospectus for each Protected Portfolio has contained, at all times following that approval, the disclosure required by condition 2 set out in Section IV below.  Each other Portfolio’s prospectus has contained or will contain, at all times following shareholder approval of the Manager of Managers Structure, the disclosure required by condition 2 set out in Section IV below.

For the investment advisory services they provide to the Portfolios, each Subadviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the respective Portfolio.  Each Subadviser will bear its own expenses of providing subadvisory services to the Portfolios.  Neither the Trust nor the Portfolios will be responsible for paying subadvisory fees to any Subadviser.  The Adviser will compensate each Subadviser out of the fees that are paid to the Adviser under the Advisory Agreement.

D.

The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with Subadvisers in connection with operating the Portfolios.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Portfolio will not be sought or obtained.6

If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Sections 15(a) and 15(c) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act and Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Portfolio on not more than sixty days written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

Each Portfolio will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the "1933 Act") and that describes the advisory services provided to the Portfolios.  The prospectus contains and will contain at all times (or will contain at all times in the case of Portfolios not yet formed) information concerning the management and operation of the respective Portfolio, including a description of the Subadvisers and the services they provide.  In addition, each Portfolio will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, continuously supervises and monitors the Subadviser's performance and periodically recommends to the Board which Subadvisers should be retained or released.

Each Portfolio will disclose at all times that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Portfolios will be informed of: (a) the means by which the Portfolios obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed without shareholder approval.  In addition, the Portfolios will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief and include the disclosure required in condition 2 at all times following that approval.

III.

EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.

Shareholder Voting

1.

Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an "investment adviser" as the following:

"Investment adviser" of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company.  Accordingly, the Subadvisers are deemed to be within the statutory definition of an "investment adviser," and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement.  Therefore, without the exemption applied for herein, each Portfolio: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in "control" unless the Adviser and the Portfolio were to incur the costs of convening a special meeting of Portfolio shareholders to approve the Subadviser's selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and the Portfolios, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.

2.

Discussion

a.

Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest.  The Portfolios will be different from those of traditional investment companies.  Under the traditional structure, a fund's investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of the Portfolios, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to portions of the Portfolios’ respective assets delegated to a Subadviser or Subadvisers.  Instead, the Adviser establishes an investment program for the Portfolios and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Portfolios and allocates all or a portion of the respective Portfolios' assets to various Subadvisers.  Those assets not managed by a Subadviser are managed by the Adviser.  This is a service that the Adviser believes can add value to the investments of the Portfolios' shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which the Portfolios will invest.

Each Portfolio will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers.  The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors' defined objectives given their investment needs and tolerance for risk.  Those Subadvisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular sub-strategy.  Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder's investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.7

From the perspective of the investor, the role of the Subadvisers with respect to the Portfolios is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for each Portfolio’s assets managed by the Adviser.  Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Portfolios' respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Portfolios or the Trust.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Portfolio's management or about a Portfolio's investment performance.  Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Portfolios that are best suited to achieve each Portfolio's investment objective.  Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser's own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from the Portfolios.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation.  There is no compelling policy reason why a Portfolio's investors should be required to approve a Subadviser's relationships with the Portfolio, any more than shareholders of a conventional investment company should approve its manager's change of a portfolio manager or revision of that portfolio manager's employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Portfolio or the Trust on behalf of the Portfolio, shareholders would be required to approve the Subadvisory Agreement with that Subadviser.  Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Portfolio would be required.  In addition, a Portfolio would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been "assigned" as a result of a change of control of the Subadviser unless shareholder approval had been obtained.  In all of these cases, the need for shareholder approval would require the Trust or the Portfolio in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Portfolio.  This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Portfolio and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Portfolios are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Portfolio shareholders and will allow the Portfolios to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Portfolio will be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Portfolio.  Without the requested relief, a Portfolio may, for example, be left in the hands of a Subadviser who would be unable to manage the Portfolio's assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Portfolio in question, the Portfolio may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers.  The sudden loss of the Subadviser could be highly disruptive to the operations of a Portfolio.

b.

Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors.  Primary responsibility for management of the Portfolios, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Portfolios, as well as the shareholders' expectation that the Adviser will use its expertise to select the most able Subadvisers.  Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to a Portfolio, the Adviser considers certain information, including, but not limited to, the following:

(1)

the advisory services provided by the Subadviser, including the Subadviser's investment management philosophy and technique and the Subadviser's methods, to ensure compliance with the investment objective, policies and restrictions of the Portfolio;

(2)

the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Portfolio, and the ability of the Subadviser to attract and retain capable personnel;

(3)

reports setting forth the financial condition and stability of the Subadviser; and

(4)

reports setting forth the Subadviser's investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Subadviser's current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, the Adviser and the Board will consider the reasonableness of the Subadviser's compensation with respect to a Portfolio.  Although only the Adviser's fee is payable directly by the Portfolios, and the Subadviser's fee will be payable by the Adviser, the Subadviser's fee directly bears on the amount and reasonableness of the Adviser's fee payable by the Portfolios.  Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)

a description of the proposed method of computing the fees;

(2)

comparisons of the proposed fees to be paid by the respective Portfolio with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)

data with respect to the projected expense ratios of the respective Portfolio and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Portfolios will receive adequate information about the Subadvisers.  The prospectus and statement of additional information ("SAI") of each Portfolio will include all information required by Form N-1A concerning the qualifications of each respective Subadviser.  If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Portfolios’ prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act.  Furthermore, if a new Subadviser is appointed, the Portfolios will furnish to shareholders all information that would have been provided in a proxy statement (the "Information Statement"), within 90 days of the date that the new Subadviser is appointed.  The Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C as well as the relevant requirements of Schedule 14A of the Securities Exchange Act of 1934 (the "1934 Act").  Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Subadvisory Agreement.

c.

Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company's investment adviser, together with the company's investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The Protected Portfolios’ Advisory Agreement with respect to the Protected Portfolios that have commenced public offering has received and the Advisory Agreement with respect to the Protected Portfolios that have not yet commenced public offering and each other Portfolio's advisory agreement will receive shareholder approval.  In the event the order requested in this Application is granted after a Protected Portfolio commences its public offering, the Protected Portfolio rely upon the approval of the Manager of Managers Structure by the Protected Portfolio’s initial shareholder and disclosure in the Protected Portfolio’s prospectus, at all times following that approval, that the Protected Portfolios have applied for (or received) exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.  The Protected Portfolios will not seek to obtain the approval of their respective outstanding voting securities pursuant to a proxy statement before relying on the order requested in this Application.  Each Portfolio's prospectus will disclose, or currently does disclose, that the Adviser is the primary provider of investment advisory services to the Portfolios, and that the Adviser may hire or change Subadvisers for the Portfolio, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager's salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company's investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement.  Each Portfolio also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement.  If a shareholder of a Portfolio is dissatisfied with the Adviser's selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

B.

Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Altegris Advisors, L.L.C., et al. Investment Company Act Release Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order); Simple Alternatives, LLC, et al. Investment Company Act Release Nos. 29616 (March 24, 2011) (notice) and 29629 (April 19, 2011) (order); Elfun Trusts, et al. Investment Company Act Release Nos. 29441 (September 27, 2010) (notice) and 29485 (October 25, 2010) (order).

IV.

CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

Before a Portfolio may rely on the requested order, the operation of the Portfolio in the manner described in the Application will be approved by a majority of the Portfolio's outstanding voting securities, as defined in the 1940 Act, or in the case of a Portfolio whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Portfolio to the public.

2.

Each Portfolio relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application.  Each Portfolio will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.

Within 90 days of the hiring of a new Subadviser, shareholders of the affected Portfolio will be furnished all information about the new Subadviser that would be included in a proxy statement.  To meet this obligation, each Portfolio will provide shareholders, within 90 days of the hiring of a new Subadviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.

4.

The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Portfolio.

5.

At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.

Whenever a subadviser change is proposed for a Portfolio with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Portfolio and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.

The Adviser will provide general management services to each Portfolio, including overall supervisory responsibility for the general management and investment of each Portfolio's assets, and, subject to review and approval of the Board, will: (a) set each Portfolio's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Portfolio's assets; (c) allocate and, when appropriate, reallocate each Portfolio's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Portfolio's investment objective, policies and restrictions.

8.

No trustee or officer of the Trust or a Portfolio, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

9.

In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.

CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.

PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

VALMARK ADVISERS, INC.

130 Springside Drive
Akron, OH  44333

NORTHERN LIGHTS VARIABLE TRUST

4020 South 147th Street

Omaha, NE 68137

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

JoAnn Strasser, Esq.

Thompson Hine LLP

312 Walnut Street

Suite 1400

Cincinnati, Ohio  45202

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, bylaws; certificate of formation and operating agreement, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

(Signature page follows)

Applicants have caused this Application to be duly signed on their behalf.

NORTHERN LIGHTS VARIABLE TRUST,

on behalf of its series:

TOPSTM Protected Balanced ETF Portfolio (“TOPSTM Protected Balanced”), TOPSTM Protected Moderate Growth ETF Portfolio and TOPSTM Protected Growth ETF Portfolio

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

VALMARK ADVISERS, INC.

By:

/s/ Michael McClary

Name:

Michael McClary

Title:

Chief Investment Officer

VII.

LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)

            A-1 through A-2

Verifications of Signatures Required Pursuant to Rule 0-2(d)

B-1 through B-2

EXHIBIT A-1

Authorization for Northern Lights Variable Trust

Secretary's Certificate

I, James Ash, Secretary of Northern Lights Variable Trust, a Delaware statutory trust (the "Trust"), do hereby certify that:

(1)

I am the Secretary of the Trust;

(2)

that the following is a true and complete copy of the resolutions duly adopted by the Board of Trustees of the Trust on February 23, 2011; and

(3)

that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the Investment Company Act of 1940, as Amended, and Rule 18f-2 thereunder; and

FURTHER RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Trust any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

FURTHER RESOLVED, that the Board of Trustees hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is the genuine signature of Andrew Rogers, the duly elected and qualified president of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this 10th day of August, 2011.

/s/ James Ash

James Ash

Secretary, Northern Lights Variable Trust

EXHIBIT A-2

Authorization for ValMark Advisers, Inc.

Officer’s Certificate

I, Michael McClary, Chief Investment Officer of ValMark Advisers, Inc., an Ohio corporation (the "Adviser"), do hereby certify that:

(1)

I am the Chief Investment Officer of the Adviser;

(2)

that the following is a true and complete copy of the resolutions duly adopted by the Board of Directors of the Adviser on August 9, 2011; and

(3)

that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that the officers of the Adviser are authorized to prepare, execute and submit, on behalf of the Adviser, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the Investment Company Act of 1940, as Amended, and Rule 18f-2 thereunder; and

FURTHER RESOLVED, that the officers of the Adviser are authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Adviser any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

FURTHER RESOLVED, that the Board of Directors hereby ratifies and confirms and agrees to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is my genuine signature, the duly elected and qualified Chief Investment Officer of the Adviser.

IN WITNESS WHEREOF, I have hereunto set my hand this 16th day of August, 2011.

/s/ Michael McClary

Michael McClary

Chief Investment Officer

ValMark Advisers, Inc.

EXHIBIT B-1

Verification for Northern Lights Variable Trust

State of New York

:

County of Suffolk

:

ss

The undersigned, being duly sworn, states that he has duly executed the attached Application for and Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, ("1940 Act"), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, for and on behalf of Northern Lights Variable Trust (the "Trust"), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

Northern Lights Variable Trust

Subscribed and sworn to before me, a Notary Public on this the 16th day of August, 2011.

/s/ Stephanie Hardie

Notary Public

My Commission expires: Oct. 29, 2011

STEPHANIE HARDIE

NOTARY PUBLIC

STATE OF NEW YORK

QUALIFIED IN SUFFOLK COUNTY

COMM. EXP. OCT. 29, 2011

EXHIBIT B-2

Verification for ValMark Advisers, Inc.

State of Ohio

:

County of Summit

: ss

The undersigned, being duly sworn, states that he has duly executed the attached Application for and Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, ("1940 Act"), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, for and on behalf of ValMark Advisers, Inc. (the "Adviser"), that he is the Chief Investment Officer of the Adviser and that all actions of the Adviser necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Michael McClary

Name:

Michael McClary

Title:

Chief Investment Officer

ValMark Advisers, Inc.

Subscribed and sworn to before me, a Notary Public on this the 3rd day of August, 2011.

/s/ Julie M. Pemberton

Notary Public

My Commission expires:

[SEAL]

JULIE M. PEMBERTON

Notary Public – State of Ohio

My Commission Expires Aug. 18, 2012

Footnotes

1 The Protected Portfolios are each a series of the Trust.  Applicants also request relief with respect to any existing or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser; (b) uses the manager-of-managers structure (“Manager of Managers Structure”) described in this Application; and (c) complies with the terms and conditions of this Application (together with the Protected Portfolios, the “Portfolios” and each of the Portfolios individually, a "Portfolio"). The Protected Portfolios are the only Portfolios that currently intend to rely on the requested order.  If the name of any Portfolio contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.  The term "Board" also includes the board of trustees or directors of a future Portfolio.

2 If the Adviser wishes to use subadvisers that are "affiliated persons" (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, a Portfolio or of the Adviser (other than by reason of serving as a subadviser to the Portfolios) ("Affiliated Subadvisers") to assist with monitoring and/or management of certain markets with which the Affiliated Subadvisers have expertise, shareholder approval of the subadvisory agreement with any Affiliated Subadviser will be obtained.  The requested relief will not extend to Affiliated Subadvisers.

3 The Adviser will enter into substantially similar investment advisory agreements to provide investment management services to future Portfolios ("Future Advisory Agreements").  The terms of Future Advisory Agreements will comply with Section 15(a) of the 1940 Act and Future Advisory Agreements will be approved by shareholders and by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder.  The Adviser may enter into expense limitation agreements with respect to Portfolios.  Applicants are not seeking any exemptions with respect to Future Advisory Agreements.  References to any Advisory Agreement or Advisory Agreements include Future Advisory Agreements as they pertain to future Portfolios.

4 The Adviser has initially engaged one Subadviser.  It is expected that the number of Subadvisers employed by the Portfolios could change over time.

5 Each Portfolio will be required to obtain shareholder approval before relying on the order requested in this Application.  If the requested order is granted before a Portfolio commences a public offering, the initial sole shareholder will approve the Portfolio's reliance on the requested order.  If any Portfolio has taken or takes a shareholder vote to approve the Manager of Managers Structure before the order requested in the Application is issued, the prospectus for that Portfolio will contain, at all times following that approval, appropriate disclosure that the Portfolio has applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.  If a Portfolio’s prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that the Fund has applied for, or has received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 to this Application, the Portfolio will obtain shareholder approval before relying on the order.

6 The Adviser acknowledges that material changes to subadvisory agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval.

7 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).